[ULTRASHORT DURATION GOVERNMENT PORTFOLIO]

Exhibit (d)(6)

INVESTMENT ADVISORY AGREEMENT

AGREEMENT, made as of October 15, 2013, between PLAN INVESTMENT FUND, INC., a Maryland corporation (herein called the “Investment Company”), and MURPHY ACQUISITION LLC, a Delaware limited liability company (herein called “New Merganser”), registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and wholly owned by Providence Equity Partners LLC.

WHEREAS, the Investment Company is registered as an open-end diversified, management investment company under the Investment Company Act of 1940, as amended (“1940 Act”);

WHEREAS, Merganser Capital Management, Inc. (“Merganser”) is currently providing investment advisory services to the Investment Company and New Merganser intends to acquire substantially all of the assets of Merganser (the “Acquisition”); and

WHEREAS, the Investment Company desires to retain New Merganser to furnish investment advisory services to the Investment Company, effective upon the closing of the Acquisition, and New Merganser is willing to so furnish such services;

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1. Appointment. The Investment Company hereby appoints New Merganser to act as investment adviser to the Ultrashort Duration Government Portfolio of the Investment Company (the “Portfolio”) for the period and on the terms set forth in this Agreement. New Merganser accepts such appointment and agrees to furnish the services herein set forth, for the compensation herein provided.

2. Delivery of Documents. The Investment Company has furnished New Merganser with copies of each of the following (or made the same available to New Merganser):

(a) Articles of Incorporation of the Investment Company, as filed with the Secretary of State of Maryland on August 6, 1985, and as amended and restated on August 12, 1985 (such Articles of Incorporation, as presently in effect and as they shall from time to time be amended, herein called the “Articles of Incorporation”);

(b) Bylaws of the Investment Company (such Bylaws, as presently in effect and as they shall from time to time be amended, herein called the “Bylaws”);

(c) Resolutions of the Investment Company’s Board of Trustees approving this Agreement;

(d) The most recent post-effective amendment to the Investment Company’s Registration Statement on Form N-lA under the 1940 Act and the Securities Act of 1933, as filed with the Securities and Exchange Commission (“SEC”) (File No. 2-99584) relating to the Investment Company’s Participation Certificates and all amendments thereto; and

(e) The Investment Company’s most recent prospectus (such prospectus, as presently in effect and all amendments and supplements thereto are herein called the “Prospectus”).

The Investment Company will furnish New Merganser from time to time with copies of all amendments of or supplements to the foregoing.

3. Investment Advice. Subject to the supervision of the Investment Company’s Board of Trustees, New Merganser will provide a continuous investment program for the Portfolio, including investment research and management with respect to all securities and investments and cash equivalents in the Portfolio. New Merganser will determine from time to time what securities and other investments will be purchased, retained or sold by the Portfolio. New Merganser will provide the services under this Agreement in accordance with the Portfolio’s investment objectives, policies and restrictions as stated in the Prospectus, the guidelines relating to the Portfolio and resolutions of the Investment Company’s Board of Trustees. New Merganser further agrees that it:

(a) will conform with all applicable Rules and Regulations of the SEC and will in addition conduct its activities under this Agreement in accordance with other applicable law; New Merganser will comply with policies of the Investment Company that may be designed to limit Portfolio instruments to those which certain investors could make directly but shall not be responsible for monitoring which investments may from time to time be so permitted or limited but shall be entitled to rely on instruction from the Investment Company or its agent;

(b) will not make loans to any person to purchase or carry Investment Company Participation Certificates or make loans to the Investment Company;

(c) will place orders pursuant to its investment determinations for the Portfolio either directly with the issuer or with any broker or dealer. In placing orders with brokers and dealers New Merganser will attempt to obtain the best net price and the most favorable execution of its orders. Consistent with this obligation, when the execution and price offered by two or more brokers or dealers are comparable, New Merganser may, in its discretion, purchase and sell portfolio securities to and from brokers and dealers who provide the Portfolio with research advice and other services. In no instance will portfolio securities be purchased from or sold to BCS, New Merganser, or any affiliated person thereof, except as permitted by the 1940 Act, or by any applicable SEC exemptive order or no-action letter; and

(d) will treat confidentially and as proprietary information of the Investment Company all records and other information relative to the Portfolio and prior, present or potential Participation Certificate holders, and will not use such records and information for any purpose other than performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Investment Company, which approval shall not be unreasonably withheld and may not be withheld where New Merganser may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Investment Company.

(e) will make its officers and employees available, upon reasonable notice and at reasonable frequencies, for consultation with the Trustees, officers and employees of the Investment Company;

(f) will assist with the Investment Company’s annual and semi-annual reports to Participation Certificate holders and its registration statement on Form N-1A;

(g) will supply the Investment Company with monthly compliance reports concerning the investments of the Portfolio; and

(h) will supply the Investment Company and its Board of Trustees with reports and statistical data concerning the Portfolio as reasonably requested by it, state insurance commissioners or their counterparts.

The Investment Company agrees to use reasonable commercial efforts to provide New Merganser such information or other assistance as New Merganser may reasonably require in order to perform its services under this Agreement, including, but not limited to, information in the possession of any other Investment Company service provider.

4. Services Not Exclusive. The investment advisory services rendered by New Merganser hereunder are not to be deemed exclusive, and New Merganser shall be free to render similar services to others so long as its services under this Agreement are not impaired thereby.

5. Books and Records. New Merganser is required to maintain certain books and records under the Investment Advisers Act of 1940, as amended, with respect to the services provided to the Investment Company under this Agreement. The Investment Company agrees that such books and records are the property of New Merganser, and New Merganser agrees to provide such books and records to the Investment Company promptly upon request.

6. Expenses. During the term of this Agreement, New Merganser will pay all expenses incurred by it in connection with its activities under this Agreement and the Investment Company will pay expenses properly incurred by it or on its behalf. In addition if, in any fiscal year, the expenses borne by the Portfolio exceed the applicable expense limitations imposed by the securities regulations in any state in which Participation Certificates of the Portfolio are registered or qualified for sale to the public, New Merganser will reimburse the Portfolio for any excess to the extent required by such regulations. Unless otherwise required by law, such reimbursement would be accrued and paid on the same basis that the advisory and service fees are accrued and paid by the Portfolio. To the knowledge of the Investment Company, the expense limitations in effect on the date of this Agreement are no more restrictive than one and one-half percent (1.5%) of the Portfolio’s average net assets up to $30 million and one percent (1%) of its average annual net assets in excess of $30 million.

7. Compensation. For the services provided and the expenses assumed pursuant to this Agreement, effective as of the date herein, the Investment Company will pay and New Merganser will accept a fee as full compensation therefor, as computed in accordance with Exhibit A.

8. Limitation of Liability. New Merganser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Investment Company in connection with the performance of this Agreement, or in connection with any action or inaction by New Merganser in reliance on instructions received by New Merganser or its delegate from the Investment Company (including but not limited to instructions pursuant to Paragraph 3(a) hereof) or from a person reasonably believed by New Merganser or its delegates to be authorized to act on behalf of the Investment Company, except a liability resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or negligence on the part of New Merganser in the performance of its duties or from reckless disregard by it or its obligations and duties under this Agreement.

9. Duration and Termination. This Agreement, unless sooner terminated as provided herein, shall continue in effect until April 30, 2014. Thereafter, if not terminated, this Agreement shall continue in effect for successive annual periods each ending on April 30; provided such continuance is specifically approved at least annually (a) by the vote of a majority of those members of the Investment Company’s Board of Trustees who are not interested persons of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the Investment Company’s Board of Trustees or by a vote of a majority of the outstanding voting securities of the Portfolio. Notwithstanding the foregoing, this Agreement may be terminated at any time, without the payment of any penalty, by the Portfolio (by vote of the Investment Company’s Board of Trustees or by vote of a majority of the outstanding voting securities of the Portfolio), or by New Merganser on sixty (60) days’ written notice. This Agreement will immediately terminate in the event of its assignment. (As used in this Agreement, the terms “majority of the outstanding voting securities,” “interested persons” and “assignment” shall have the same meaning of such terms in the 1940 Act.)

10. Amendment of this Agreement. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. No amendment of this Agreement shall be effective until approved by vote of a majority of the outstanding voting securities of the Portfolio.

11. Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law.

12. Effectiveness. This Agreement shall become effective upon the closing of the Acquisition and shall thereupon supersede and replace the Investment Advisory Agreement between the Investment Company and Merganser relating to the Portfolio.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PLAN INVESTMENT FUND, INC.

By:	/s/ Dale E. Palka
Name: Dale E. Palka Title: President and CEO

MURPHY ACQUISITION LLC

By:	/s/ Douglas A. Kelly
Name: Douglas A. Kelly Title: President

Exhibit A

New Merganser is entitled to receive an annual fee from the Investment Company, computed daily and payable monthly, based on the average aggregate net assets held in the Ultrashort Duration Government Portfolio and the Ultrashort Duration Bond Portfolio of the Investment Company, as follows:

Annual Fee	Aggregate Annual Net Assets

.20%	of the first $250 million
.15%	of the next $250 million
.10%	of amounts in excess of $500 million

provided that there shall be computed daily and allocated to each Portfolio only that proportion of such fee that is equal to the proportion of the average net assets held in such Portfolio to the average aggregate net assets held in both Portfolios. Determinations of the amount of the fee and the allocations thereof to the respective Portfolios shall be made by BNY Mellon, as Service Agent for the Portfolios.